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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G
                                 (RULE 13D-102)

                              INFORMATION STATEMENT
                        PURSUANT TO RULES 13d-1 AND 13d-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              (AMENDMENT NO. 4)(1)




                             CONSO PRODUCTS COMPANY
--------------------------------------------------------------------------------
                                (NAME OF ISSUER)


                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)


                                   20854R 10 5
--------------------------------------------------------------------------------
                                 (CUSIP NUMBER)



----------

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                   Page 1 of 5
                        (Cover Page continued on Page 2)



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CUSIP NO. 20854R 10 5                   13G            PAGE   2   OF   5   PAGES
         ---------------------                              -----    -----

  (1)     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          J. Cary Findlay
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (A)   [   ]
                                                                    (B)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
          ---------------------------------------------------------------------

                       (5)     SOLE VOTING POWER
  NUMBER OF                    2,865,725
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (6)     SHARED VOTING POWER
  OWNED BY                     154,000
    EACH               --------------------------------------------------------
  REPORTING            (7)     SOLE DISPOSITIVE POWER
 PERSON WITH                   2,865,725
                       --------------------------------------------------------
                       (8)     SHARED DISPOSITIVE POWER
                               154,000
                       --------------------------------------------------------

  (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          3,019,725
          ---------------------------------------------------------------------

 (10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
          SHARES*                                                         [ X ]

          ---------------------------------------------------------------------

 (11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          40.3%
          ---------------------------------------------------------------------

 (12)     TYPE OF REPORTING PERSON*

          IN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!






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ITEM 1.

         (a) Name of Issuer: Conso Products Company

         (b) Address of Issuer's Principal Executive Offices:

             513 North Duncan Bypass, P.O. Box 326
             Union, South Carolina  29379

ITEM 2.

         (a) Name of Person Filing: J. Cary Findlay

         (b) Address of Principal Business Office or, if none, Residence:

             513 North Duncan Bypass, P.O. Box 326
             Union, South Carolina  29379

         (c) Citizenship: United States

         (d) Title of Class of Securities: Common Stock

         (e) CUSIP Number: 20854R 10 5

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

         Not applicable.

ITEM 4. OWNERSHIP

         See blocks 5 through 11 of the Cover Page. Mr. Findlay has shared voting and dispositive power with respect to 77,000 shares owned by The Findlay Charitable Foundation, of which Mr. Findlay is an officer and director, and with respect to 77,000 shares owned by The Findlay-Conso Education Foundation, of which Mr. Findlay is an officer and director. The amounts set forth on the Cover Page do not include (a) 2,160 shares and (b) options to purchase an aggregate of 10,200 shares (of which options to purchase 5,800 shares are currently exercisable or exercisable within 60 days after December 31, 1997) held by Mr. Findlay's wife. Mr. Findlay disclaims beneficial ownership of such securities.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         Not applicable.

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ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

         Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

         Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP

         Not applicable.

ITEM 10. CERTIFICATION

         Not applicable.



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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                   February 12, 1998
                                           ------------------------------------
                                                           Date


                                                 /s/ J. Cary Findlay
                                           ------------------------------------
                                                        Signature


                                                     J. Cary Findlay
                                           ------------------------------------
                                                           Name




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